Exhibit 99.1

NewsRelease

Russ Girling to retire as President and CEO
François Poirier, COO, to succeed

CALGARY, Alberta, September 21, 2020 -- (GLOBE NEWSWIRE) - TC Energy Corporation (TSX, NYSE:TRP) (TC Energy or the Company) today announced Russ Girling’s retirement as President and Chief Executive Officer and from its Board of Directors effective December 31, 2020. François Poirier, currently Chief Operating Officer, President, Power & Storage and Mexico, will succeed Mr. Girling as President and Chief Executive Officer and will join the Board January 1, 2021. Mr. Girling will assist Mr. Poirier with the transition through February 28.
“On behalf of all Board members, I would like to thank Russ for his invaluable contributions to the Company,” says Siim Vanaselja, Chairman of the Board of Directors. “Over the last decade, he has led TC Energy through a period of unprecedented growth and transformation, including the development of its Liquids pipelines footprint, expansion of its Mexican natural gas pipelines business, the successful US$13 billion acquisition of Columbia Pipeline Group and advancement of North American LNG.
“In addition to delivering tremendous shareholder value during his tenure, Russ created a culture of excellence in the Company, focused first on the safety of our employees and those in the communities where we operate. His discipline, integrity and strategic leadership have been instrumental in the success our Company has enjoyed. Russ has been a pleasure for the Board to work with and we wish him all the best in his retirement.”
“It has been a privilege and honour to lead TC Energy over the past 10 years and to be part of the extraordinary TC team,” says Girling. “With the wisdom and guidance of the Board and the skills and tenacity of our dedicated employees, we have accomplished many things, delivered the energy critical to millions of people safely and reliably every day, and created significant shareholder value. I am grateful for the opportunity and confident in how the Company is positioned to prosper as global demand for energy continues to grow and transition in the years ahead.”
“Executive development and succession planning are important responsibilities of the Board of Directors,” says Vanaselja. “We are confident in our choice of François as Russ’s successor having seen first-hand his outstanding vision and leadership over six years at TC Energy. He has had exposure to all aspects of our business and consistently shown unwavering commitment to the Company’s long-term success. His integrity, strategic thinking, commercial acumen and bottom-line focus will serve the Company well in the years ahead.”
“I have had the opportunity to work with François over the past six years at TC Energy and for almost two decades in his previous career as an investment banker in our sector. I am confident in his commitment to our values and his tenacity and business acumen to lead the Company as it navigates the changing energy landscape and continues to grow shareholder value,” says Girling.
“I am looking forward to transitioning into this new role and am grateful to Russ for his leadership, discipline and vision,” says Poirier. “The Company’s strong foundation positions it very well for the future, and I’m excited to lead TC Energy to continued success.”

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

BACKGROUND
Mr. Poirier currently serves as Chief Operating Officer as well as holding the roles of President, Power & Storage and Mexico, overseeing commercial, business development, project, regulatory and the operating functions of each of these businesses.
François was Executive Vice President, Strategy and Corporate Development and the Company’s Chief Risk Officer from 2017 to 2019. In this role he had overall responsibility for corporate strategy, mergers and acquisitions, divestitures, enterprise risk management.
In 2016, as Senior Vice President, Strategy and Corporate Development, Poirier was responsible for the origination, structuring and negotiation of the acquisition of the Columbia Pipeline Group.
Mr. Poirier joined the Company in 2014 as President, Energy East Pipeline. Prior to joining TC Energy, he spent close to 25 years in investment banking, where he ran JP Morgan’s North American Power and Pipeline Investment Banking business in New York and more recently, as founding President of Wells Fargo Securities Canada. During his career he advised TC Energy on matters of strategy, mergers and acquisitions and transaction execution on several occasions.
From 2007 to 2011, Mr. Poirier served as an independent director of Capital Power Income LP.
Mr. Poirier holds a Master of Business Administration from the Schulich School of Business at York University and graduated Magna Cum Laude with a Bachelor of Operations Research from the University of Ottawa.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 30, 2020 and the 2019 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522